Filed pursuant to Rule 424(b)(3)

File No. 333-116610

1,446,868 Shares

Common Stock

This is an offering of shares of our common stock from time to time by the selling stockholders.

The selling stockholders may sell these shares directly or through underwriters, broker-dealers or agents and in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. If these shares are sold through underwriters, broker-dealers or agents, the selling stockholders will be responsible for underwriting discounts or commissions or brokers’ commissions.

We will not receive any of the proceeds from the sales of shares of our common stock by the selling stockholders pursuant to this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol “DGIN.” The last reported sale price of our common stock on September 17, 2004 was $14.00 per share.

Investing in our common stock involves risks. See “Forward-Looking Information” on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated September 20 , 2004

You should rely only upon the information provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover.

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FORWARD-LOOKING INFORMATION

Some of the statements in this prospectus and the documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. These statements relate to future events or our anticipated financial performance, business prospects, anticipated capital expenditures and other similar matters and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “could”, “would”, “should”, “expect”, “plan”, “anticipate”, “intend”, “believe”, “estimate”, “predict”, “potential” or “continue” or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially because of market conditions in our industries or other factors. Moreover, we do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. We have no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions “Risk Factors” in our most recent Form 10-K incorporated by reference in this prospectus, which describe risks and factors that could cause results to differ materially from those projected in such forward-looking statements.

We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on the company’s businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at the above address at prescribed rates. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

You can also inspect reports, proxy statements and other information about us at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

You can also obtain access to our reports and proxy statements, free of charge, on our website at www.digitalinsight.com as soon as reasonably practicable after such filings are electronically filed with the SEC. However, the information contained on our website is not part of this prospectus.

We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information modified or superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents below that we have previously filed with the SEC:

•	our registration statement on Form 8-A dated September 27, 1999, as amended in subsequent filings including Amendment No. 1 to our registration statement on Form S-3 dated April 12, 2002;

•	our annual report on Form 10-K for the year ended December 31, 2003;

•	our current report on Form 8-K/A dated January 29, 2004;

•	our current report on Form 8-K dated March 22, 2004;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2004;

•	our current report on Form 8-K dated June 14, 2004;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2004;

•	our current report on Form 8-K dated July 22, 2004;

•	our current report on Form 8-K dated September 7, 2004; and

•	our current report on Form 8-K dated September 20, 2004.

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the completion of this offering will also be deemed to be incorporated by reference into this prospectus. Any statement that is modified or superseded will not, except as so modified or superseded, constitute part of this prospectus.

You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

Investor Relations

Digital Insight Corporation

26025 Mureau Road

Calabasas, California 91302

Telephone: (818) 871-0000

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by any selling stockholder of the shares of our common stock offered by this prospectus.

SELLING STOCKHOLDERS

The shares of our common stock were originally issued by us to the selling stockholders in a private offering exempt from the registration requirements of the Securities Act of 1933. The selling stockholders, including their pledgees, donees, assignees, transferees or their successors, may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all of the shares of our common stock. When we refer to “selling stockholders” in this prospectus, we mean those persons listed in the table below, as well as the permitted pledges, donees, assignees, transferees, successors and others who later hold any of the selling stockholders’ interests, whether they receive such shares as a gift, partnership distribution or other non-sale related transfer.

The table below sets forth the name of each selling stockholder and the number of shares of our common stock beneficially owned by each selling stockholder that may be offered pursuant to this prospectus. Unless set forth below, to our knowledge, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

We have prepared the table based on information given to us by or on behalf of the selling stockholders on or prior to September 17, 2004. The selling stockholders may offer all, some or none of the shares of our common stock. Because the selling stockholders may offer all or some portion of the shares of our common stock, no estimate can be given as to the number of shares of our common stock that will be held by the selling stockholders upon termination of any sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which they provided the information to us in transactions exempt from the registration requirements of the Securities Act.

Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

Name	Number of Shares Owned Before Offering	Number of Shares Offered for Sale	Number of Shares Owned After Offering	Percentage of Shares Owned After Offering
Yuval Almog (1)	1,057	1,057	0	*
Charles M. Ankeny	624	624	0	*
Jeffrey Bradford Baker	1	1	0	*
William Roy Baumel (2)	3	3	0	*
Karen M. Boezi (3)	3	3	0	*
BT Investment Partners, Inc. (4)	282	282	0	*
Bottomline Technologies (DE), Inc.	141	141	0	*
Aviram Cohen	493	493	0	*
Avraham Cohen	493	493	0	*
Conning Capital Partners VI, L.P. (5)	469,957	469,957	0	*
The Coral Group, Inc. Retirement Plan FBO Yuval Almog (6)	8	8	0	*
The Coral Group, Inc. Retirement Plan FBO William Roy Baumel (7)	564	564	0	*
The Coral Group, Inc. Retirement Plan FBO Karen Boezi (8)	461	461	0	*
The Coral Group, Inc. Retirement Plan FBO Mark C. Headrick (9)	347	347	0	*
Coral Partners IV, Limited Partnership (10)	108,408	108,408	0	*
Coral Partners V, Limited Partnership (11)	87,871	87,871	0	*

Name	Number of Shares Owned Before Offering	Number of Shares Offered for Sale	Number of Shares Owned After Offering	Percentage of Shares Owned After Offering
Coral Technology Supplemental Fund IV, Limited Partnership (12)	42,922	42,922	0	*
Coral Technology Supplemental Fund V, Limited Partnership (13)	107,307	107,307	0	*
Cordova Enhanced Fund, LP (14)	80,044	80,044	0	*
Gary Craft	28	28	0	*
Beverly Drew	348	348	0	*
DRW Venture Partners LP (15)	297	297	0	*
Joseph Harrison Estes	781	781	0	*
Stephen M. Gordon	13	13	0	*
Guarantee & Trust Co. TTE FBO Yuval Almog IRA DTD 04-25-94 (16)	10	10	0	*
Harald R. Hansen	2,832	2,832	0	*
Mark C. Headrick (17)	172	172	0	*
HMCH Ventures (18)	5,941	5,941	0	*
HVST Limited Partnership (19)	7,834	7,834	0	*
William P. Leonard	1,875	1,875	0	*
LiveOak Equity Partners, L.P. (20)	78,675	78,675	0	*
Peter H. McNerney (21)	220	220	0	*
J. Michael Meyer	3,901	3,901	0	*
G. Ann Mitcham	1,645	1,645	0	*
Peter Pak	3,886	3,886	0	*
Middleton Albert Parker, Jr.	312	312	0	*
Christopher Owen Polvi	1,630	1,630	0	*
The Pyramid Trust (22)	1,555	1,555	0	*
Saints Ventures LLC (23)	31,267	31,267	0	*
Silicon Valley Bancshares (24)	7,838	2,555	5,283	*
SunTrust Banks, Inc. (25)	11,416	11,416	0	*
SunTrust Capital Markets, Inc. (26)	6,449	6,449	0	*
SunTrust Equity Funding, LLC (27)	122,757	122,757	0	*
Sybase, Inc.	565	565	0	*
TechnoPlus Ventures Ltd. (28)	24,651	24,651	0	*
TTP Fund, LP (29)	77,461	77,461	0	*
Washington Mutual, Inc.	156,338	156,338	0	*
Other	468	468	0	*

Total	1,452,151	1,446,868	5,283	*

*	Less than one percent.

(1)	See also footnotes 6, 7, 8, 9, 10, 11, 12, 13 and 16.

(2)	See also footnote 7.

(3)	See also footnote 8.

(4)	Deutsche Bank AG, the parent company of BT Investment Partners, Inc., has voting and disposition rights over the shares held by BT Investment Partners, Inc.

(5)	Conning Investment Partners VI, LLC is the General Partner of Conning Capital Partners VI, L.P. CCP Fund Managers, LLC is the Managing Member of Conning Investment Partners VI, LLC. The six members of the Executive Committee and Investment Committee of CCP Fund Managers, LLC, have voting and disposition rights over the shares held by Conning Capital Partners VI, L.P.

(6)	Yuval Almog, Peter H. McNerney and Linda Watchmaker are the trustees of the Coral Group, Inc. Retirement Plan and have voting rights over the shares held by the Coral Group, Inc. Retirement Plan for the benefit of Yuval Almog, and Yuval Almog has disposition rights over such shares.

(7)	Yuval Almog, Peter H. McNerney and Linda Watchmaker are the trustees of the Coral Group, Inc. Retirement Plan and have voting rights over the shares held by the Coral Group, Inc. Retirement Plan for the benefit of William Roy Baumel, and William Roy Baumel has disposition rights over such shares.

(8)	Yuval Almog, Peter H. McNerney and Linda Watchmaker are the trustees of the Coral Group, Inc. Retirement Plan and have voting rights over the shares held by the Coral Group, Inc. Retirement Plan for the benefit of Karen M. Boezi, and Karen M. Boezi has disposition rights over such shares.

(9)	Yuval Almog, Peter H. McNerney and Linda Watchmaker are the trustees of the Coral Group, Inc. Retirement Plan and have voting rights over the shares held by the Coral Group, Inc. Retirement Plan for the benefit of Mark C. Headrick, and Mark C. Headrick has disposition rights over such shares.

(10)	Coral Management Partners IV, Limited Partnership is the General Partner of Coral Partners IV, Limited Partnership. Yuval Almog and Peter H. McNerney, the General Partners of Coral Management Partners IV, Limited Partnership, have voting and disposition rights over the shares held by Coral Partners IV, Limited Partnership.

(11)	Coral Management Partners V, Limited Partnership is the General Partner of Coral Partners V, Limited Partnership. Yuval Almog and Peter H. McNerney, the General Partners of Coral Management Partners V, Limited Partnership, have voting and disposition rights over the shares held by Coral Partners V, Limited Partnership.

(12)	Coral Technology Management Partners, LLC is the General Partner of Coral Technology Supplemental Fund IV, Limited Partnership. Yuval Almog, the Managing Member of Coral Technology Management Partners, LLC, has voting and disposition rights over the shares held by Coral Technology Supplemental Fund IV, Limited Partnership.

(13)	Coral Technology Management Partners, LLC is the General Partner of Coral Technology Supplemental Fund V, Limited Partnership. Yuval Almog, the Managing Member of Coral Technology Management Partners, LLC, has voting and disposition rights over the shares held by Coral Technology Supplemental Fund V, Limited Partnership.

(14)	Cordova Capital II, LLC is the General Partner of Cordova Enhanced Fund, LP. The President and any Vice President of Cordova Capital II, LLC have voting and disposition rights over the shares held by Cordova Enhanced Fund, LP.

(15)	RBC Capital Investment Holdings (USA) Inc. is the General Partner of DRW Venture Partners LP. Mary Zimmer, Vice President and Chief Operating Officer of RBC Capital Investments Holdings (USA) Inc, has voting and disposition rights over the shares held by DRW Venture Partners LP.

(16)	Yuval Almog is the trustee of Guarantee & Trust Co. TTE FBO Yuval Almog IRA DTD 04-25-94 and has voting rights and disposition rights over the shares held by Guarantee & Trust Co. TTE FBO Yuval Almog IRA DTD 04-25-94.

(17)	See also footnote 9.

(18)	Roger L. Headrick, the Managing General Partner of HMCH Ventures, has voting and disposition rights over all shares held by HMCH Ventures.

(19)	Harvest II Ltd., the General Partner of HVST Limited Partnership, has voting and disposition rights over the shares held by HVST Limited Partnership. The approval of two out of the three of Ofer Neeman, Motti Hoss and Shmuel Shilo is required for action by Harvest II Ltd.

(20)	J.A Gilbert GP, LLC is the management company for LiveOak Equity Partners, L.P. James A. Gilbert, the Managing Member of J.A Gilbert GP, LLC, has voting and disposition rights over the shares held by LiveOak Equity Partners, L.P.

(21)	See also footnotes 6, 7, 8, 9, 10 and 11.

(22)	Gerardo Rosenkranz is the trustee of The Pyramid Trust. Gerardo Rosenkranz has voting and disposition rights over all shares held by The Pyramid Trust.

(23)	The Managing Director of Saints Ventures LLC, currently Kenneth Sawyer, has voting and disposition rights over the shares held by Saints Ventures LLC.

(24)	Silicon Valley Bancshares directly holds 2,555 shares of Digital Insight common stock and has warrants to purchase 5,283 shares of Digital Insight common stock.

(25)	SunTrust Banks, Inc. also has beneficial ownership of 129,206 shares held by SunTrust Capital Markets, Inc. (see footnote 26) and SunTrust Equity Funding, LLC (see footnote 27).

(26)	SunTrust Banks, Inc., the parent company of SunTrust Capital Markets, Inc., has voting and disposition rights over the shares held by SunTrust Capital Markets, Inc.

(27)	SunTrust Banks, Inc., the sole member of SunTrust Equity Funding, LLC, has voting and disposition rights over the shares held by SunTrust Equity Funding, LLC.

(28)	Itamar Patishi, Chairman and Chief Executive Officer of Technoplus Ventures Ltd., has voting and disposition rights over the shares held by Technoplus Ventures Ltd.

(29)	The Managing Partner of TTP Fund, LP, currently Gardiner W. Garrard, III, has voting and disposition rights over the shares held by TTP Fund, LP.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus to permit holders to conduct secondary trading of these securities from time to time after the date of the prospectus. We will not receive any of the proceeds from the offering of the shares of our common stock by the selling stockholders.

The selling stockholders, or their pledgees, donees, assignees or transferees of, or other successors in interest to, the selling stockholders, may sell all or a portion of the shares of our common stock beneficially owned by them and offered hereby from time to time directly or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling stockholders or from the purchasers of the shares of our common stock for whom they may act as agent. The shares of our common stock may be sold from time to time in one or more transactions at fixed prices, which may be changed, prevailing market prices at the time of sale, varying pricing determined at the time of sale or negotiated prices. These prices will be determined by the selling stockholders or by agreement between the selling stockholders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling stockholders from the sale of shares of our common stock offered by them hereby will be the purchase price of the shares less discounts and commissions, if any.

The sale of the shares of our common stock may be effected in one or more of the following methods:

•	on any national securities exchange or quotation service on which shares of our common stock may be listed or quoted at the time of sale;

•	in transactions otherwise than on such exchanges or services in the over-the-counter market;

•	through the writing of options, whether the options are listed on an option exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include crosses or block transactions. Crosses are transaction in which the same broker acts as agent on both sides of the trade.

In connection with the sales of shares of our common stock or otherwise, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the shares of our common stock in the course of hedging their positions. A selling stockholder may also enter into an option or other transaction with a broker-dealer which requires the delivery to the broker-dealer of shares of common stock we have registered, which the broker-dealer may resell by this prospectus.

The selling stockholders or their successors in interest may also sell shares of our common stock short and deliver shares to close out short positions, or loan or pledge shares to broker-dealers that in turn may sell the shares.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of shares of our common stock by the selling stockholders. Selling stockholders may not sell any, or may not sell all, of the shares of our common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling stockholder will not transfer shares of our common stock by other means not described in this prospectus.

The outstanding shares of our common stock are listed for trading on the Nasdaq National Market under the symbol “DGIN.”

The selling stockholders and any broker and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the shares of our common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling stockholders may be deemed to be underwriting commissions.

We may be required to file a supplemented prospectus in connection with any activities involving a selling stockholder which may be deemed to be an underwriting. In that case, a supplement to this prospectus would contain (1) information as to whether an underwriter selected by a selling stockholder, or any other broker-dealer, is acting as principal or agent for the selling stockholder, (2) the compensation to be received by an underwriter selected by a selling stockholder or any broker-dealer, for acting as principal or agent for a selling stockholder, and (3) the compensation to be received by any other broker-dealer, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions. Any broker or dealer participating in any distribution of the shares of common stock may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through such a broker-dealer.

We entered into a registration rights agreement for the benefit of certain stockholders to register their shares of our common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the shares of our common stock, including liabilities under the Securities Act.

Our obligation to keep the registration statement of which this prospectus is a part effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of shares of our common stock pursuant to such registration statement.

We have agreed, among other things, to bear all expenses, other than any underwriting discounts and commissions and brokers’ commissions, in connection with the registration and sale of the shares of our common stock covered by this prospectus. We estimate our portion of the expenses to be approximately $100,000.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements and financial statement schedule incorporated in this Prospectus by reference to Digital Insight Corporation’s Current Report on Form 8-K dated September 20, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Magnet Communications, Inc. as of and for the year ended December 31, 2002 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.